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June 24, 2011	Andrew Wilkins 617-951-7392 Andrew.Wilkins@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GMO Trust (File No. 811-04347)
Ladies and Gentlemen:
Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”), (2) Form N-1A and (3) Regulation S-T, is Amendment No. 184 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 184”), including the private placement memoranda, the statement of additional information, other information, the signature page, and exhibits relating to GMO Alternative Asset Opportunity Fund, GMO Debt Opportunities Fund, GMO High Quality Short-Duration Bond Fund, GMO Special Purpose Holding Fund, GMO Special Situations Fund, and GMO World Opportunity Overlay Fund, each a series of the Trust (collectively, the “Funds”).
Amendment No. 184 is being filed primarily in order to file revised definitive versions of the Funds’ private placement memoranda and statement of additional information. It is intended that this Amendment No. 184 become effective immediately upon filing in accordance with Section 8 of the 1940 Act.
The Funds constitute six of sixty-six series of the Trust. Other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.
If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7392.
Very truly yours,
/s/ Andrew Wilkins
Andrew Wilkins

Securities and Exchange Commission	- 2 -	June 24, 2011
Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.